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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                             Penederm Incorporated
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $0.01 par value
________________________________________________________________________________
                        (Title of Class of Securities)


                                   706867108
        _______________________________________________________________
                                (CUSIP Number)


                        Patricia Sunseri
                        Mylan Laboratories Inc.
                        130 Seventh Street, 1030 Century Bldg.
                        Pittsburgh, PA 15222
                        (412) 232-0100
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 24, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 706867108                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mylan Laboratories Inc.
                  25-1211621
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4                00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                  Pennsylvania
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                1,717,878
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                     331,656
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                1,717,878
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                      -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          2,049,534
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                19.8%
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      TYPE OF REPORTING PERSON*
14
                  CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                               Page 3 of 6 Pages


Item 1.  Security and Issuer.
         -------------------

     This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock), of Penederm Incorporated, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 320 Lakeside Drive, Foster City, CA 94404.

Item 2.  Identity and Background.
         -----------------------

     This Schedule 13D is filed on behalf of Mylan Laboratories Inc. a Pennsylvania corporation (the "Reporting Person"). The Reporting Person is primarily engaged in the development, manufacturing and distribution of pharmaceutical products for resale by others. The principal place of business and executive offices of the Reporting Person are located at 130 Seventh Street, 1030 Century Building, Pittsburgh, PA 15222.

     Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of the Reporting Person containing the following information with respect to such persons: (i) name, (ii) business address and
(iii) present principal occupation or employment and the name and, if different from the person's business address, the address of any other corporation or organization in which such employment is conducted. Each person listed in
Schedule I is a United States citizen.

     During the past five years, neither the Reporting Person nor any person named in Schedule I (based on information provided by such individuals) has been
(i) involved in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     This Schedule 13D relates to the beneficial ownership of the Reporting Person of 2,049,534 shares of Common Stock. Of such shares of Common Stock, 1,717,878 are issuable upon the exercise of options to purchase shares of Common Stock. These options were issued pursuant to a Stock Option Agreement dated June 24, 1998 (the "Option Agreement"). The Option Agreement was entered into as consideration for the Reporting Person entering into the Agreement and Plan of Merger dated June 24, 1998 among the Issuer, the Reporting Person and MLI Acquisition Corp. (the "Merger Agreement"). The remaining 331,656 shares of Common Stock are held of record by existing shareholders of the Issuer who entered into voting agreements with the Reporting Person on June 24, 1998.
These voting agreements were also entered into as consideration for the Reporting Person entering into the Merger Agreement.

Item 4.  Purpose of Transaction.
         ----------------------

     The Reporting Person has acquired the Common Stock in connection with its objective of effectuating the merger of MLI Acquisition Corp., a wholly-owned subsidiary of the Reporting Person, into the Issuer (the "Merger"). Under the terms of the Merger Agreement, the Reporting Person would become the sole shareholder of the Issuer upon consummation of the Merger. If consummated in accordance with the terms set forth in the Merger Agreement, the shareholders of the Issuer would receive 0.68 share of the Reporting Person's common stock for each share of the Common Stock, and, in turn, the Reporting Person would become the owner of all of the issued and outstanding shares of Common Stock.

     Upon the consummation of the Merger, it is anticipated that the Common
Stock will (i) cease to be authorized to be quoted on Nasdaq and (ii) be eligible for termination for registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. In addition, upon consummation of the Merger, it is anticipated that the Issuer's board of directors will be replaced by representatives of the Reporting Person, and that the Issuer's management will be expanded to include representatives of the Reporting Person, who will hold key positions.
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                                                               Page 4 of 6 Pages

     Prior to the Merger, the Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by it either in the open market, in privately negotiated transactions or otherwise, or take such other action or actions with respect to the Common Stock as it deems advisable to the extent permitted under applicable federal and state securities law; however, the Reporting Person has no present intention of engaging in any such transaction.

     Except as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (c) A sale or transfer of a material amount of assets of the Issuer;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     The number of shares of Common Stock issued and outstanding and the percentage calculation resulting therefrom in this Schedule 13D are based on the representations of the Issuer set forth in the Merger Agreement. The Reporting Person disclaims responsibility for the accuracy of the number of shares of Common Stock issued and outstanding and the resulting percentage calculations.

     The Reporting Person beneficially owns 2,049,534 shares of Common Stock, representing approximately 19.8% of the sum of (i) the Common Stock issued and outstanding (8,620,203 shares) and (ii) the 1,717,878 shares of Common Stock issuable to the Reporting Person upon the exercise of options granted to it.
The Reporting Person has sole voting and dispositive power with respect to the 1,717,878 shares issuable to it upon exercise of the options and shared voting power (but no dispositive power) as to the remaining 331,656 shares, as to which it holds proxies.

     None of the persons listed on Schedule I owns Common Stock. Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Person.
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                                                               Page 5 of 6 Pages


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     The options are exercisable at an exercise price of $20.00 per share under conditions specified in the Option Agreement, including, if (a) prior to the effective time of the Merger, (i) under certain circumstances, another person or group commences a tender offer to acquire or acquire the right to acquire 25% or more of the outstanding Common Stock, (ii) another person acquires or acquires the right to acquire 25% or more of the outstanding Common Stock, (iii) the Issuer recommends that a Takeover Proposal (as defined) from a person other than the Reporting Person be accepted, or (iv) another person solicits proxies in opposition to the Merger Agreement or in respect of another transaction and the Issuer's shareholders fail to approve the Merger; (b) the Merger Agreement is terminated under circumstances which entitle the Reporting Person to payment of a termination fee; or (c) under certain circumstances within 12 months after termination of the Merger Agreement, the Issuer implements a Takeover Proposal with a person who submitted a Takeover Proposal to the Issuer prior to the termination of the Merger Agreement. The foregoing summary is qualified by reference to Section 2 of the Option Agreement, which is included as Exhibit 1.

     The remaining 331,656 shares of Common Stock are the subject of voting agreements entered into with the Reporting Person by the holders thereof. Pursuant to these agreements, the holders have granted to the Reporting Person irrevocable proxies to vote such shares in favor of the Merger and against any alternative transactions.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

     (1) Stock Option Agreement dated June 24, 1998 between the Issuer and the Reporting Person, included as Exhibit 99.1 to the Current Report on Form 8-K of the Reporting Person (Commission File No. 1-9114) filed on June 30, 1998 and incorporated herein by reference.

     (2) Voting Agreement dated June 24, 1998 among the Reporting Person, Gerald and Marcia Weinstein, David Collins, Harvey S. Sadow, Lloyd Malchow, Robert R. Allnut, William Bergman and Joseph E. Smith, included as
         Exhibit 99.2 to the Current Report on Form 8-K of the Reporting Person (Commission File No. 1-9114) filed on June 30, 1998 and incorporated herein by reference.

     (3) Alternate Voting Agreement dated June 24, 1998 between the Reporting Person and Prince Venture Partners III L.P., included as Exhibit 99.3 to the Current Report on Form 8-K of the Reporting Person (Commission File No. 1-9114) filed on June 30, 1998 and incorporated herein by reference.

     (4) Agreement and Plan of Merger dated June 24, 1998 by and among the Issuer, the Reporting Person and MLI Acquisition Corp., included as
         Exhibit 2.1 to the Current Report on Form 8-K of the Reporting Person (Commission File No. 1-9114) filed on June 30, 1998 and incorporated herein by reference.



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 1, 1998                           MYLAN LABORATORIES INC.


                                              /s/ Donald C. Schilling
                                         -------------------------------------
                                         By:   Donald C. Schilling
                                         Title:  Vice President - Finance
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                                                               Page 6 of 6 Pages



                                   SCHEDULE I

     The following is a list of the executive officers and directors of the Reporting Person.

                               Executive Officers
                               ------------------

                                    Office Held (Principal Occupation)
Name                                       and Business Address*
----                                ----------------------------------

Milan Puskar                        Chairman, CEO & President

Dana G. Barnett                     Executive Vice President

Louis J. DeBone                     Vice President - Operations

Roger L. Foster, Esquire            Vice President & General Counsel

Roderick P. Jackson                 Senior Vice President

Dr. John P. O'Donnell               Vice President - Research & Quality Control

Donald C. Schilling                 Vice President - Finance

Robert W. Smiley, Esquire           Secretary

                                    Doepken Keevican & Weiss
                                    Professional Corporation
                                    600 Grant Street, USX Tower, 58th Floor
                                    Pittsburgh, PA 15219

Patricia A. Sunseri                 Vice President - Investor & Public Relations

C.B. Todd                           Senior Vice President


                                   Directors
                                   ---------

Milan Puskar                        Chairman, CEO & President

Dana G. Barnett                     Executive Vice President

Laurence S. DeLyn                   Retail Consultant

John C. Gaisford, M.D.              Director of Burn Research
                                    West Penn Hospital
                                    Suite 340 Mellon Pavillion
                                    Pittsburgh, PA 15224

Robert W. Smiley, Esquire           Counsel of Doepken Keevican & Weiss
                                    Professional Corporation
                                    600 Grant Street, USX Tower
                                    58th Floor
                                    Pittsburgh, PA 15219

Patricia A. Sunseri                 Vice President - Investor and Public
                                      Relations

C.B. Todd                           Senior Vice President

______________________

*Unless otherwise indicated, (i) the business address of each executive officer and director is 130 Seventh Street, 1030 Century Bldg., Pittsburgh, PA 15222 and
(ii) the office shown as held by each executive officer and director is with the Reporting Person.